UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Glu Mobile, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

379890106

(CUSIP Number)

12/31/12

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 379890106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) BAVP, LP 94-3359700
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,097,965(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,097,965(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,097,965(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) PN

1.	Includes 375,000 shares BAVP, LP has the right to acquire within 60 days pursuant to a warrant to purchase shares of the Issuer’s common stock.

Page 2 of 9 pages

CUSIP No. 379890106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management I, LLC 94-3358904
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,097,965(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,097,965(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,097,965(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) CO

1.	Shares are held by BAVP, LP. Scale Venture Management I, LLC is the general partner of BAVP, LP. Includes 375,000 shares BAVP, LP has the right to acquire within 60 days pursuant to a warrant to purchase shares of the Issuer’s common stock.

Page 3 of 9 pages

CUSIP No. 379890106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Kate Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,097,965(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,097,965(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,097,965(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) IN

1.	Shares are held by BAVP, LP. Kate Mitchell and Rory O’Driscoll are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. Includes 375,000 shares BAVP, LP has the right to acquire within 60 days pursuant to a warrant to purchase shares of the Issuer’s common stock. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein.

Page 4 of 9 pages

CUSIP No. 379890106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,097,965(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,097,965(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,097,965(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) IN

1.	Shares are held by BAVP, LP. Kate Mitchell and Rory O’Driscoll are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. Includes 375,000 shares BAVP, LP has the right to acquire within 60 days pursuant to a warrant to purchase shares of the Issuer’s common stock. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein.

Page 5 of 9 pages

CUSIP No. 379890106

Item 1.

(a)	Name of Issuer

Glu Mobile, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1800 Gateway Dr., Second Floor

San Mateo, CA 94404

Item 2.

(a)	Name of Person Filing

BAVP, LP; Scale Venture Management I, LLC; Kate Mitchell and Rory O’ Driscoll.

(b)	Address of Principal Business Office or, if none, Residence

BAVP, LP: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255

Scale Venture Management I, LLC: 950 Tower Lane, Suite 700, Foster City, CA 94404

Kate Mitchell: 950 Tower Lane, Suite 700, Foster City, CA 94404

Rory O’Driscoll: 950 Tower Lane, Suite 700, Foster City, CA 94404

(c)	Citizenship

BAVP, LP is orgainzed in Delaware and Scale Venture Management I, LLC is organized in California. Both Kate Mitchell and Rory O’Driscoll are US citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

834453102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
	BAVP, LP	2,097,965(1)
	Scale Venture Management I, LLC	2,097,965(1)
	Kate Mitchell	2,097,965(1)
	Rory O’Driscoll	2,097,965(1)

Page 6 of 9 pages

(b)	Percent of Class:
	BAVP, LP	3.2%(2)
	Scale Venture Management I, LLC	3.2%(2)
	Kate Mitchell	3.2%(2)
	Rory O’Driscoll	3.2%(2)

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
	BAVP, LP	2,097,965(1)
	Scale Venture Management I, LLC	2,097,965(1)

(ii) Shared power to vote or to direct the vote:
	Kate Mitchell	2,097,965(1)
	Rory O’Driscoll	2,097,965(1)

(iii) Sole power to dispose or to direct the disposition of:
	BAVP, LP	2,097,965(1)
	Scale Venture Management I, LLC	2,097,965(1)

(iv) Shared power to dispose or to direct the disposition of:
	Kate Mitchell	2,097,965(1)
	Rory O’Driscoll	2,097,965(1)

(1)	Shares are held by BAVP, LP. Scale Venture Management I, LLC is the General Partner of BAVP, LP. Kate Mitchell and Rory O’Driscoll are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. Includes 375,000 shares BAVP, L.P. has the right to acquire within 60 days pursuant to a warrant to purchase shares of the Issuer’s common stock.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Page 7 of 9 pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

BAVP, LP		SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I, LLC, its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell Title: Managing Member		Name: Kate Mitchell Title: Managing Member

By:	/s/ Rory O’Driscoll	By:	/s/ Kate Mitchell
	Name: Rory O’Driscoll		Name: Kate Mitchell

EXHIBITS

A:	Joint Filing Agreement

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Glu Mobile, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February 2013.

BAVP, LP		SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I, LLC, its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell Title: Managing Member		Name: Kate Mitchell Title: Managing Member

By:	/s/ Rory O’Driscoll	By:	/s/ Kate Mitchell
	Name: Rory O’Driscoll		Name: Kate Mitchell

Page 9 of 9 pages